EXHIBIT 99.1

Volvo Buses Secures Order for 150 Double-Deck Buses for Singapore

GOTEBORG, Sweden, Dec. 28, 2004 (PRIMEZONE) -- Volvo Buses has secured a contract to supply 150 double-deck buses to Singapore's largest public bus operator, SBS Transit. SBS Transit has around 2,700 buses in its city-bus fleet of which 66% are Volvo buses.

This is the first major order for the new Volvo B9TL 3-axle double-deck chassis, which is equipped with a 9.4-litre Euro-3 engine, multi-speed automatic gearbox with inbuilt retarder.

The B9TL features low independent front suspension, providing SBS Transit passengers ease of access with a low and stepless entry and exit at front and rear doors.

The chassis is fitted ex-factory with 2 x 140 amp alternators and 3 x rotary air-conditioning compressors, providing strong and reliable cooling for Singapore's hot and humid climate. This feature also provides for a quick recovery cycle of the upper and lower saloon temperature, following multiple and frequent opening and closing during service of passenger entry and exit doors.

The 150 B9TL chassis are to be built at Volvo Buses plant at Boras, Sweden, with the bodies manufactured in Singapore by ComfortDelGro Engineering. Deliveries of the complete buses will commence in August 2005 and continue for 12 months.

December 28, 2004

For further information, please contact

Simon Bath, Business Director Volvo East Asia on: +65 975 481 93 or Per-Martin Johansson, Press Officer on: +46 31 322 52 00

Volvo Bus Corporation is the world's second-largest manufacturer of large buses and coaches. The range comprises complete vehicles, chassis, bus bodies, transport system solutions for metropolitan traffic, leasing, financing and service contract maintenance. Volvo Bus Corporation is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT:  Volvo Bus Corporation
          Simon Bath, Business Director Volvo East Asia
          +65 975 481 93

          Per-Martin Johansson, Press Officer
          +46 31 322 52 00